Bonefos(R) accepted for filing and granted priority review by FDA

Berlin, September 9, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Bonefos(R) (clodronate) has been accepted for filing and designated for priority review by the U.S. Food and Drug Administration
(FDA). Berlex Laboratories, Schering's U.S. affiliate, is seeking approval for the use of Bonefos(R) as an adjuvant oral treatment for reducing the occurrence of bone metastases in stage II/III breast cancer patients.

"We are tremendously pleased that the FDA has accepted Bonefos(R) for priority review," said Reinhard von Roemeling, MD, Vice President Clinical Development Oncology, Schering AG Group. "This designation recognizes the significant unmet medical need facing women currently living with breast cancer."

The FDA gives priority designation to products that are considered to be a potential significant therapeutic advancement over existing therapies and addresses an unmet medical need. The priority review designation provides for a six month review from the date of filing.

Additional information
About Breast Cancer
A National Cancer Institute (NCI) report estimates that about one in eight women in the United States (approximately 13 percent) will develop breast cancer during her lifetime. The American Cancer Society estimates that each year nearly 175,000 American women will be diagnosed with breast cancer. 43,300 women will die from breast cancer this year. Breast cancer is the leading cause of death among women between 40 and 55 years of age and is the second overall cancer-related cause of death among women (exceeded only by lung cancer). Fortunately, the mortality rate from breast cancer has decreased in recent years with an increased emphasis on early detection and more effective treatments.

Bone metastases are one of the most common forms of recurrence in breast cancer following standard adjuvant therapy. It is estimated that approximately up to 70 percent of women whose breast cancer metastasized will develop at least one skeletal lesion during the course of the disease. Epidemiological data show that once patients with breast cancer develop bone metastases their life expectancy is approximately 21 months.

About Bonefos(R) (clodronate)
Clodronate is a bisphosphonate, and a potent inhibitor of osteoclast-mediated bone resorption. Consequently, clodronate is able to inhibit cancer cell stimulated osteolytic activity, thereby helping to preserve the structure of the bone. Bonefos(R) is approved in 79 countries for the treatment of tumor-induced osteolysis and hypercalcemia. So far, there is approximately 260,000 patient years of experience with Bonefos as a marketed product.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the US:
Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng



Schering's Dermatology business to be called Intendis

Berlin, September 9, 2004 - Schering AG (FSE: SCH, NYSE: SHR) announced today that its new dermatology company will be called "Intendis". The Intendis Group will incorporate Schering AG's world-wide dermatology business and operate its business primarily via own subsidiaries in Europe, Japan and North and South America. On June 15, 2004 Schering announced within the framework of its FOCUS initiative on the new strategic orientation of the Schering Group that it would create a separate legal entity for the company's activities in the field of dermatology.

"We are convinced that an autonomous dermatology business will give us a high degree of flexibility in creating strategic partnerships," said Professor Wolfgang Kehr, Head of Schering's Center of Dermatology and designated Chairman of Intendis' Management Board. "We have a number of successful products such as Finacea(R), Advantan(R) and Psorcutan(R) Beta and will systematically expand our business. Our aim is to become one of the ten largest pharmaceutical companies world-wide in the field of dermatology by 2010."

Additional information
Intendis will have its headquarters in Berlin-Charlottenburg, Germany. In addition to Professor Wolfgang Kehr (Managing Director), Dr. Detlev Hessenbruch (Finance and Administration) has been appointed as General Manager. Further management members are: Dr. Eugene O'Keefe (Development), Ernesto Oppici (Production), Dr. Bernhard Schefter (Marketing and Sales North and Latin America), Michael McDonald (Legal) and Uwe Hoffmeister (Human Resources). Within Schering's Executive Board, responsibility for dermatology is assigned to Lutz Lingnau. Commencing operations on January 1, 2005 as a separate legal entity, the Intendis Group will have an initial workforce of over 600 employees globally.

As a completely integrated pharmaceutical company, the Intendis Group will concentrate on the development and production, marketing and sales of pharmaceuticals for the topical and systemic treatment of skin disorders. The current product portfolio comprises treatments of eczema disorders including atopic dermatitis, as well as psoriasis, acne, rosacea and fungal skin infections (mycoses). The well-known products such as Advantan(R) and Nerisona(R) for the treatment of eczema, Travocort(R) (dermatomycoses), Skinoren(R) (acne), Finacea(R) (rosacea) and Psorcutan(R) and Psorcutan(R) Beta (psoriasis) will continue to be sold under their established names.

The name Intendis stands for goal orientation and signals the company's will to become a driving force in the global dermatology market.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr. Claudia Schmitt, T: +49-30-468 15805, claudia.schmitt@schering.de

Find additional information at: www.schering.de/eng